MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

July 19 , 2004	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

OTC Bulletin Board Exchange Listing

Miranda Gold Corp. is pleased to announce that the Company's shares are now quoted on the NASD OTC Bulletin Board Exchange in the United States under the trading symbol "MRDDF".

The OTC Bulletin Board (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs), and Direct Participation Programs (DPPs). The OTCBB electronically transmits real-time quote, price, and volume information in and provides access to more than 3,300 securities and includes more than 230 participating Market Makers.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. In the last six months Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Miranda Gold Corp. is strategically positioned in the Cortez gold belt.

For more information and to view a recent map of Miranda's Cortez Trend projects, visit the Company's web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.